SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 29, 2008
This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-132662), and our
Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of
1933 or the Securities Exchange Act of 1934, in each case as amended
AngloGold Ashanti Limited
(Name of Registrant)
76 Jeppe Street
Newtown, Johannesburg, 2001
(P O Box 62117, Marshalltown, 2107)
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:          Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
ANGLOGOLD ASHANTI AMENDS MERGER AGREEMENT TO ACQUIRE 100% OF
GOLDEN CYCLE GOLD CORPORATION AND FILES REGISTRATION
STATEMENT WITH THE SECURITIES EXCHANGE COMMISSION

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
29 May 2008
ANGLOGOLD ASHANTI AMENDS MERGER AGREEMENT TO ACQUIRE 100% OF GOLDEN CYCLE
GOLD CORPORATION AND FILES REGISTRATION STATEMENT WITH THE SECURITIES
EXCHANGE COMMISSION
Further to the announcement of 14 January 2008 related to the proposed acquisition by AngloGold Ashanti of
100% of Golden Cycle Gold Corporation (“the Transaction”), AngloGold Ashanti is pleased to announce that the agreement regulating the implementation of the Transaction (“the Merger Agreement”) has been amended and the registration statement on Form F-4 (“the Registration Statement”) as required to register the AngloGold
Ashanti American Depositary Shares (“AngloGold Ashanti ADSs”) to be issued to holders of common stock in, and options to acquire common stock in, Golden Cycle Gold Corporation (“GCGC”) has been updated and filed with the United States Securities and Exchange Commission (“SEC”). Upon consummation of the Transaction, an aggregate of 3,233,633 AngloGold Ashanti ADSs will be issued to GCGC shareholders and option holders.
The principal amendments to the Merger Agreement, as reflected in the updated Registration Statement, are as follows:
·    the consideration that GCGC shareholders will receive in the Transaction has been adjusted from
0.29 AngloGold Ashanti ADSs to 0.3123 AngloGold Ashanti ADSs per share of GCGC’s common stock to take account of the AngloGold Ashanti rights offering (“the rights offering”), the final terms of which were announced on 23 May 2008, so as to place holders of GCGC common stock in the same economic position after the rights offering as they were before the rights offering (holders of GCGC common stock will not participate in the rights offering as they will not be registered holders of AngloGold Ashanti ADSs by the record date of the rights offering);
·    the treatment of options to acquire shares of GCGC common stock has been changed. Under the terms of the Merger Agreement as originally executed on 11 January 2008 it was intended that options to acquire shares of GCGC common stock would be converted into options to acquire AngloGold Ashanti
ADSs under AngloGold Ashanti’s various employee share incentive schemes. Subsequently it has been determined that this will not be possible under the rules of these schemes. Therefore, a cashless exercise for the options to purchase GCGC common stock (determined using a Black Scholes calculation and to be settled by the issue of AngloGold Ashanti ADSs) has been agreed; and.
·    the unpaid costs and expenses to GCGC as a condition to closing the Transaction has been increased from US$200,000 to US$275,000.
The special meeting of GCGC shareholders, to consider, and vote upon, resolutions required to be approved to implement the Transaction, is planned to be convened upon 30 June 2008. Should GCGC shareholders approve these resolutions at the special meeting, the Transaction will then be implemented.
Legal Advisers
Davis Graham & Stubbs LLP
Shearman & Sterling LLP
Queries
South Africa
Tel:
Mobile:
E-mail:
Alan Fine +27 (0) 11 637 6383 +27 (0) 83 350 0757 afine@AngloGoldAshanti.com
Himesh Persotam                      +27 (0) 11 637 6647                  +27 (0) 82 339 3890                 hpersotam@AngloGoldAshanti.com

Certain statements made in this communication, including, without limitation, those concerning development of the CC&V mine, the economic outlook in the gold mining industry, expectations regarding gold prices and production, growth prospects and outlook of CC&V, synergies and other benefits anticipated from this investment and the timing of the completion of the proxy statement/prospectus, contain certain forward-looking statements regarding the proposed merger transaction involving AngloGold Ashanti Limited (“AngloGold Ashanti”)
and Golden Cycle Gold Corporation (“GCGC”). Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, receipt of necessary regulatory approvals, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2007, which was filed with the SEC on 19 May 2008. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in an forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events.

This communication is being made in respect of the proposed merger transaction involving AngloGold Ashanti and GCGC. In connection with the proposed transaction, AngloGold Ashanti has filed with the SEC a Registration Statement on Form F-4 and GCGC will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well.
BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY
STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY
WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED
TRANSACTION. The final proxy statement/prospectus will be mailed to GCGC’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about AngloGold Ashanti and GCGC, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to AngloGold
Ashanti, 76 Jeppe Street, Newtown, 2001 PO Box 62117 Marshalltown 2107 Johannesburg 2001 T3 00000 South Africa, Attention: Investor
Relations, +27 11 637 6385, or to Golden Cycle Gold Corporation, 1515 S. Tejon, Suite 201, Colorado Springs, CO 80906, Attention: Chief
Executive Officer, (719) 471-9013.

AngloGold Ashanti, GCGC and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AngloGold Ashanti’s directors and executive officers is available in AngloGold Ashanti’s Form 20-F and AngloGold Ashanti’s 2007 Annual Report on Form 6-K, and information regarding GCGC’s directors and executive officers is available in GCGC’s proxy statement for its 2007 annual meeting of stockholders and GCGC’s 2007
Annual Report on Form 10-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 29, 2008
By:
/s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary